Exhibit 99.3

ESPÍRITO SANTO FINANCIAL GROUP S.A. UPDATES FREQUENTLY ASKED QUESTIONS IN ITS WEBSITE

What is the reason for Espírito Santo Financial Group’s structure?

ESFG’s present structure results from its historical evolution and from economic reasons. ESFG was established in Luxembourg as a private company by a small group of investors centered on the Espírito Santo family (“the family”), following the nationalization of the family’s businesses in Portugal, Banco Espírito Santo (“BES”) and Companhia de Seguros Tranquilidade (“Tranquilidade”). Between 1989 and 1992, when the re-privatizations of BES and Tranquilidade were carried out, ESFG was used by the Espírito Santo family and close associates as an investment platform to repurchase these companies. To conform with the Portuguese government’s requirements at the time, specific sub-holding companies had to be established in Portugal for this purpose, which included separate vehicles for investing in the banking and insurance businesses. A two-tier structure of sub-holding companies was thus created, which also permitted ESFG to gain a level of voting rights higher than its economic participation in the repurchased companies. This resulted from the existence of non-family minority shareholders in the sub-holding companies.

Who were the minority shareholders?

The most important amongst these was Caisse Nationale de Crédit Agricole (“Crédit Agricole”), which joined ESFG in bidding for the banking and insurance businesses being offered in the privatization process in Portugal in the 1989-1992 period. In addition there were non-strategic Portuguese minority shareholders as well. Over the years, these latter investors have been bought out and the structure simplified, with Crédit Agricole remaining as the only minority shareholder in the sub- holding companies. The economic participation of ESFG in its subsidiaries has increased substantially over the same period.

So, what is the rationale for the current structure?

The current structure is explained by two reasons. In the first place, the need to separate the vehicle established for investment in banking and insurance activities marketed through the banking network from the vehicle established to invest in the remaining insurance activity. Secondly, to provide the vehicles for Crédit Agricole’s strategic partnership at the banking and insurance levels.

What is the presence of the Espírito Santo family in Espírito Santo Financial Group?

The Espírito Santo family and associates controls the capital of ESFG through two institutions, Espírito Santo International Holding SA and Espírito Santo Irmãos, which together held 58.8% of ESFG’s shares at June 2002. Of the nineteen members of the board of directors, five are members of the Espírito Santo family (including the Chairman and the Vice-Chairman) whilst the others represent associated investors or are independent. Certain of these directors are present also on the boards of ESFG’s subsidiaries.

What is the level of control of ESFG over its subsidiaries?

ESFG has generally maintained a minimum of approximately 50% voting control over its subsidiaries, although economic control may be lower. However, this policy is open to change, and ESFG may consider lower voting control levels in subsidiaries, if circumstances so recommend.

What is the policy of ESFG in regards to raising funds in the markets?

When funds are required and market permitting, ESFG raises equity through the international capital markets and consequently the Espírito Santo family’s shareholding position has been reduced over time. The success of this policy depends heavily on the interest of international investors in ESFG’s business and in the Portuguese financial services market in general. To facilitate access to investors, ESFG has listed its shares in a number of international stock exchanges. ESFG’s first public listing was in the Luxembourg stock exchange (1986), followed by London (1989) and New York (1993, through ADSs) and, more recently, Euronext Lisbon (2001).

What has been the evolution of Espírito Santo Financial Group’s equity?

Since becoming a public company in 1986, ESFG’s equity grew from 38,8 million Euros (equivalent) to 845,5 million Euros at the end of 2001.

What is ESFG’s experience in raising convertible bonds and preferred shares?

ESFG issued a number of convertible bonds in the late 1980s and beginning of the 1990’s, all of which have been converted, thus contributing to increases in capital. In 1998, an ESFG wholly owned subsidiary issued preferred shares with a fixed dividend, but no repayment date, guaranteed as to certain payments by ESFG. Recently, ESFG issued two additional convertible bonds due 2006 and 2007 respectively.

Does Espírito Santo Financial Group have a policy regarding the pure debt market?

When other alternatives are not available, ESFG occasionally has issued straight senior debt. At the moment, there is no such debt outstanding at ESFG, but some of the sub-holding companies have pure debt outstanding. A portion of that debt is owed to ESFG and, in the past, such debt has eventually been converted into equity.

What is the evolution of the ratio of debt to equity?

Historically, the ratio of borrowings to equity has evolved from 136.0% in 1992 to 40.5% in 1997 and 11.8% at the end of 2000, reaching 40.5% in June 2002 and declining again to 28.2% in July 2002, after the repayment of a floating rate note (for purposes of this calculation, equity includes preferred shares, if any were issued at the time).

Is ESFG rated by international rating agencies?

ESFG is rated by Moody's and Standard & Poor's and these ratings are reviewed at least once a year and may be changed at any time by the rating agencies. ESFG's ratings are : Moody's :A2 outlook stable; Standard & Poor's :BBB outlook negative.

Which are the principal businesses of ESFG's subsidiaries?

The principal businesses of the ESFG group of companies are commercial banking, insurance, investment banking, private banking, asset management and stockbrokerage. These are carried out indirectly through subsidiaries of ESFG, namely Banco Espírito Santo Group (the third largest banking group in Portugal), Companhia de Seguros Tranquilidade , Companhia de Seguros Tranquilidade Vida (both pre-eminent insurers in the Portuguese market), Compagnie Bancaire Espírito Santo, an asset management company based in Switzerland) and Banque Espírito Santo et de la Vénétie, in Paris.

What are the principal locations of ESFG’s businesses?

Most of the business of ESFG’s subsidiaries is located in Portugal, which accounted for 89.3% of the assets of ESFG at the end of 2001.

Where do ESFG’s revenues originate from?

The majority of the revenues originate from banking (an enlarged concept that includes as well investment banking, asset management, leasing, factoring and stock-brokering) and insurance. At the end of 2001 49.0% of the consolidated revenue originated from banking and 51.0% from insurance.

What is the difference between Espírito Santo Financial Group and Banco Espírito Santo?

ESFG is the holding company for the financial interests of the Espírito Santo group. BES is its principal banking operating subsidiary. In addition to its holdings in BES, ESFG also includes other companies not controlled by BES, such as leading Portuguese insurers Companhia de Seguros Tranquilidade and Companhia de Seguros Tranquilidade Vida, as well as Compagnie Bancaire Espírito Santo, an asset management company located in Lausanne, Switzerland and Banque Espírito Santo et de la Vénétie, located in Paris.

Is there integration between the businesses of ESFG 's subsidiaries?

There is a very high degree of integration between the businesses of ESFG’s subsidiaries, evidenced by the cross selling of products between the various operating units of ESFG in Portugal, centred on the distribution network of Banco Espírito Santo. In addition, the credit assessment activities of all the separate units of the BES group (commercial banking, investment banking, leasing and factoring) are assisted by a single coordinating department. Further integration is achieved by the cross-presence of directors on the boards of the various principal operating units in Portugal and internationally.

Are ESFG’s subsidiaries exposed to Latin American emerging markets?

The investment and credit exposure to Latin American emerging markets is centred on the BES Group. At June 2002, BES Group’s total investment exposure in Latin America (including the strategic investments in Bradesco and BES Group’s investment banking subsidiary) was approximately 230.0 million Euros, corresponding to less than 1% of total net assets of 39.3 billion Euros. At the same date, BES Group’s ratio of loans to Latin America to total loans was 0.8% and the ratio of net operating income from Latin America to total operating income was also 0.8%.

13th January 2003